FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                      For the month of January 2006 No. 3

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

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     On January 9, 2006, the Registrant clarified terms of its rights offering in response to questions raised by U.S. market participants - no change in offering terms. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TOWER SEMICONDUCTOR LTD.



Date: January 9, 2006                       By: /s/ Nati Somekh Gilboa
                                            --------------------------
                                            Nati Somekh Gilboa
                                            Corporate Secretary

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       TOWER SEMICONDUCTOR CLARIFIES TERMS OF RIGHTS OFFERING IN RESPONSE
                TO QUESTIONS RAISED BY U.S. MARKET PARTICIPANTS;

                           NO CHANGE IN OFFERING TERMS

     MIGDAL HAEMEK, Israel, January 9, 2006 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, in response to questions from U.S. market participants, today issued a clarification with respect to the terms of its rights to purchase its Convertible Debentures due 2012.

     As described in Tower's prospectus dated December 15, 2005, each right allows the holder to purchase $100 principal amount of debentures. Holders of the debentures will be entitled to purchase, at a subscription price of $100, $100 of Tower's US dollar denominated convertible debentures. The debentures will be convertible into Tower's ordinary shares at a conversion price of $1.10 per share. The debentures will be convertible commencing the day after the debentures are listed for trading on the Tel Aviv Stock Exchange through December 27, 2011.

     The rights are listed on the Nasdaq Capital Market under the symbol "TSEMR", for one day only, today January 9, 2006. The rights may be exercised through January 12, 2006 at 5:00 p.m., New York City time, and will expire if not exercised prior to that time. The debentures have been approved for listing on the Nasdaq Capital Market under the symbol "TSEMG" and on the Tel Aviv Stock Exchange under the symbol "TSEM.C2". Trading of the debentures on the TASE and on the Nasdaq Capital Market will commence as soon as practicable after the rights expiration date.

     In trading today on the Tel Aviv Stock Exchange, the rights (on a full-right equivalent basis) traded in a range of approximately US $46 to $58 per right, with a closing price of approximately $51, and the Ordinary Shares traded in a range of approximately US $1.61 to $1.79 per share, with a closing price of approximately US $1.68.

     The terms of the rights distribution and convertible debentures are described in the prospectus included in the registration statement filed in connection with the distribution of the rights. Copies of the prospectus can be obtained from the US Securities and Exchange Commission's EDGAR website at www.sec.gov, from the Israel Securities Authority's Magna website at www.magna.isa.gov.il or from Tower's website at www.towersemi.com.


ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies.

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CONTACT:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

           or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com